Filed pursuant to Rule 433
Registration Statement No. 333-137902
Dated April 29, 2008

Release

DEUTSCHE BANK TO ISSUE FOUR EXCHANGE-TRADED NOTES LINKED TO THE DEUTSCHE BANK LIQUID COMMODITY INDEX TM AND THE DEUTSCHE BANK LIQUID COMMODITY INDEX- OPTIMUM YIELDTM

NEW YORK, April 29, 2008 – Deutsche Bank today announced that it will issue four Exchange-Traded Notes (ETNs) linked to the Deutsche Bank Liquid Commodity Index TM and Deutsche Bank Liquid Commodity Index - Optimum YieldTM.

The ETNs will be traded on the NYSE Arca, listed as follows:

DB Commodity Double Short ETN	(NYSE Arca: DEE)
DB Commodity Double Long ETN	(NYSE Arca: DYY)
DB Commodity Short ETN	(NYSE Arca: DDP)
DB Commodity Long ETN	(NYSE Arca: DPU)

The ETNs will be the first to offer investors cost-effective and convenient long, short and leveraged exposure to a broad-based commodity index: the DB Commodity Double Short ETNs offer investors exposure to two times the monthly inverse performance of the benchmark Deutsche Bank Liquid Commodity Index™ plus a monthly T-Bill index return; the DB Commodity Double Long ETNs offer investors exposure to two times the monthly performance of the Optimum Yield™ version of the Deutsche Bank Liquid Commodity Index plus a monthly T-Bill index return; the DB Commodity Short ETNs offer investors exposure to the monthly inverse performance of the benchmark commodity index plus the monthly T-Bill index return; and the DB Commodity Long ETNs offer investors exposure to the monthly performance of the Optimum Yield™ commodity index plus the monthly T-Bill index return. All of the securities are subject to an investor fee.

Each of the four ETNs are senior unsecured obligations of Deutsche Bank. Each security being offered has separate terms and offers investors a different type of monthly exposure to a total return version of either the Deutsche Bank Liquid Commodity IndexTM or the Deutsche Bank Liquid Commodity Index - Optimum YieldTM. Investors can subscribe to any of the four offerings. Deutsche Bank will issue the securities in denominations of $25.

"We are thrilled with the on-going success of our commodity-linked investment products and pleased to offer investors convenient access to leveraged long and short commodity strategies,” said Kevin Rich, Managing Director in Deutsche Bank's Global Markets Investment Products group.

Earlier this year, Deutsche Bank issued seven ETNs linked to the performance of gold and agriculture which are traded on the NYSE Arca. For more information on the ETNs, please visit: www.dbfunds.db.com/notes.

For further information please call:

Renee Calabro  +1-212-250-5525
Media Relations

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,291 employees in 76 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.